Exhibit 3.1

ASB BANCORP, INC.

AMENDMENT TO THE

BYLAWS

The following Amendment to the Bylaws of ASB Bancorp, Inc., a corporation duly organized and existing in the state of North Carolina (the “Corporation”), was approved by the Board of Directors of the Corporation at a meeting duly called and held on September 15, 2014.

Article 2, Section 17: Age Limitation. No person seventy-five (75) years of age or older shall be eligible for election, reelection, appointment or reappointment to the Board of Directors. No person shall serve as a director beyond the annual meeting of shareholders immediately following such person becoming seventy-five (75) years of age. The provisions of this Section 17 do not apply to an advisory or honorary director.

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